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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                NUTRACEUTIX, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    67060V107
                                 (CUSIP Number)


                                DECEMBER 31, 2001
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (10-97)
                                                                     PAGE 1 of 8

--------------------------------------------------------------------------------

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     WILLIAM D. ST. JOHN                                         ###-##-####
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)
     (b)     X
--------------------------------------------------------------------------------

 3   SEC USE ONLY


--------------------------------------------------------------------------------

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

    NUMBER OF       5  SOLE VOTING POWER:                       0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY
  OWNED BY EACH     6  SHARED VOTING POWER:                     1,122,867
 REPORTING PERSON  -------------------------------------------------------------
       WITH
                    7  SOLE DISPOSITIVE POWER:                  0
                   -------------------------------------------------------------

                    8  SHARED DISPOSITIVE POWER:                1,122,867
--------------------------------------------------------------------------------

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,122,867
--------------------------------------------------------------------------------

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%
--------------------------------------------------------------------------------

 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                                                                SEC 1746 (10-97)
                                                                     PAGE 2 of 8

--------------------------------------------------------------------------------

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     PATRICIA A. ST. JOHN                                   ###-##-####
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)
     (b)
--------------------------------------------------------------------------------

 3   SEC USE ONLY


--------------------------------------------------------------------------------

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

    NUMBER OF       5  SOLE VOTING POWER:                        0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY
  OWNED BY EACH     6  SHARED VOTING POWER:                      1,122,867
 REPORTING PERSON  -------------------------------------------------------------
       WITH
                    7  SOLE DISPOSITIVE POWER:                   0
                   -------------------------------------------------------------

                    8  SHARED DISPOSITIVE POWER:                 1,122,867
--------------------------------------------------------------------------------

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,122,867
--------------------------------------------------------------------------------

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%
--------------------------------------------------------------------------------

 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                                                                SEC 1746 (10-97)
                                                                     PAGE 3 of 8

ITEM 1.

(a)     Name of Issuer

        NUTRACEUTIX, INC.

(b)     Address of Issuer's Principal Executive Offices

        8340 154TH AVENUE N.E., REDMOND, WA 98052

ITEM 2.

(a)     Name of Person Filing

        WILLIAM D. ST. JOHN

(b)     Address of Principal Business Office or, if none, Residence

        3959 LOWER HONOAPIILANI ROAD, #309
        LAHAINA, MAUI, HAWAII   96761

(c)     Citizenship / Place of Organization

        USA

(d)     Title of Class of Securities

        COMMON STOCK, $.001 PAR VALUE

(e)     CUSIP Number

        67060V107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940


                                                                SEC 1746 (10-97)
                                                                     PAGE 4 of 8

(15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

        1,122,867

(b)     Percent of class:

        6.3%

(c)     Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote

        0

(ii)    Shared power to vote or to direct the vote

        1,122,867

(iii)   Sole power to dispose or to direct the disposition of
        0


                                                                SEC 1746 (10-97)
                                                                     PAGE 5 of 8

(iv)    Shared power to dispose or to direct the disposition of

        1,122,867

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

        NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

        NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

        NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP


                                                                SEC 1746 (10-97)
                                                                     PAGE 6 of 8

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

        NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002



                                             /s/ William D. St. John
                                             -----------------------------------
                                             William D. St. John

                                             /s/ Patricia A. St. John
                                             -----------------------------------
                                             Patricia A. St. John

                                INDEX OF EXHIBITS

                                                         PAGE NO. IN
                                                         CONSECUTIVELY
EXHIBIT                        NAME                      NUMBERED COPY
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
     1                Joint Filing Agreement                   8



                                                                SEC 1746 (10-97)
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